ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

May 12, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 13 to Registration Statement on Form S-4 Filed May 9, 2025 File No. 333-269417

To Whom It May Concern:

The undersigned submits this letter on behalf of NorthView Acquisition Corporation (“NorthView”) and Profusa, Inc. (“Profusa” and together with NorthView, the “Co-Registrants”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 14 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated May 12, 2025 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, and Ben Hwang, Chief Executive Officer of Profusa, the Amendment responds to the Staff’s comment included in the Comment Letter. For the convenience of the Staff, the comment provided by the Staff is posted below (in bold) and the Co-Registrants’ response follows the comment.

Amendment No. 13 to Registration Statement on Form S-4 filed May 9, 2025

1.	We note your Item 4.01 Form 8-K filed on May 2, 2025, regarding the resignation of Marcum and engagement of CBIZ CPAs P.C. for the Registrant. Please provide the Item 304 disclosures in your Form S-4 pursuant to Item 14(i) of Form S-4. In addition, please tell us whether there was a similar change in accountants for Profusa, Inc. If so, please refer to General Instruction L.2. of Form S-4 and provide the disclosures and Exhibit 16 letter required by Item 304 of Regulation S-K for Profusa, Inc.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 300 of the Amendment. Additionally, the Exhibit 16 letter has been filed as exhibit 16.1 to the Amendment.

* * * * *

NorthView Acquisition Corporation

Profusa, Inc.

May 12, 2025

If you have any comments or questions, please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

/s/ Ralph V. De Martino
Ralph V. De Martino

RVD/mc
cc: Jack Stover